FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Issuer on Form 6-K contains information about an agreement to enter into a Settlement and License Agreement with Biogen, Inc.’s wholly owned subsidiaries, Biogen Swiss Manufacturing GmbH and Biogen International Holding Ltd., and certain other parties.

Item 1 Settlement and License Agreement	3

Signature	4

Item 1. Settlement and License Agreement

Forward Pharma A/S (“Forward Pharma”) has entered into a binding agreement with two wholly owned subsidiaries of Biogen, Inc. (“Biogen”), Biogen Swiss Manufacturing GmbH and Biogen International Holding Ltd. (collectively, the “Licensees”), and certain other parties to enter into a Settlement and License Agreement (the “License Agreement”) subject to the approval of Forward Pharma’s shareholders and certain other limited customary conditions.  The Licensees will pay Forward Pharma a non-refundable cash fee of US$1.25 billion in connection with the execution and delivery of the License Agreement.  Under certain circumstances, the Licensees will also be obligated to pay Forward Pharma royalties on the net sales of Biogen products approved for the treatment of multiple sclerosis that are covered by a Forward Pharma patent and have dimethyl fumarate as an active pharmaceutical ingredient.

The summary of the License Agreement above does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the License Agreement, which is filed as Exhibit 99.2 to this Form 6-K.  Forward Pharma has also filed as exhibits to this Form 6-K a press release dated January 17, 2017, announcing the execution of the License Agreement as well as certain other documents entered into in connection with the License Agreement.  Forward Pharma shareholders are strongly urged to read the License Agreement and the other documents filed as exhibits to the Form 6-K in their entirety.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: January 17, 2017	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release, dated January 17, 2017
99.2	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein
99.3

Letter Agreement regarding the Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein

99.4	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG
99.5	Letter Agreement regarding the Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG
99.6	Form of Shareholders Commitment Agreement